November 30, 2015

Mr. William H. Thompson	VIA EDGAR
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Thompson:

Krispy Kreme Doughnuts, Inc. (the “Company”) has received your letter dated November 13, 2015 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s annual report on Form 10-K for the fiscal year ended February 1, 2015 (the “2015 Form 10-K”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2015 Form 10-K and in its other filings under the Securities Exchange Act of 1934, as amended. The Company acknowledges that comments of the Staff regarding the 2015 Form 10-K, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	We note your disclosure in the discussion of your international franchise business segment on page 19 that one-time development fees and franchise fees generally range between $20,000 and $50,000 per store. However, based on the number of stores opened as disclosed on page 22, international development fees recognized as revenue per store during the past two years as disclosed in your discussion of revenues of the International Franchise segment on pages 47 and 60 are less than $20,000 per year. Please advise.

Response

The disclosure on page 19 describes the economic terms that the international franchisees are subject to pursuant to the Company’s standard development and franchisee agreements. Generally speaking, the development and franchisee agreements provide for a five year development period where the franchisee receives the right to develop a specific number of stores and the development and franchise fees vary by store type. The total development fees, calculated as total stores per the development agreement multiplied by the development fees outlined below, are typically collected at the time the agreement is executed and are deferred. Franchise fees are generally paid as each individual store is opened. Based on the agreements, a franchisee is obligated to pay the following for each store type:

	Development	Franchise
Store Type	Fee	Fee	Total
Commissary	$-	$-	$-
Factory Store	25,000	25,000	50,000
Hot Shops	15,000	15,000	30,000
Fresh Shops/Kiosks	10,000	10,000	20,000

In addition, the franchisee is entitled to operate the developed store for an initial term of 10 to 15 years commencing on the store’s opening date. After completion of the terms of the initial development agreement, franchisees may develop, with the Company’s consent, additional Krispy Kreme doughnut shops within the franchise territory without payment of any additional development fees. Therefore, for the remaining period of these agreements, the fees recognized as revenue would be lower than the $20,000-$50,000 range as they would only include franchise fees. This was described on page 46 of our Form 10-K related to domestic franchisees, but the same factors exist related to international franchisees. We will include these disclosures in future filings of our Form 10-K for both domestic and international franchisees in Management’s Discussion and Analysis of Financial Condition and Results of Operations. As noted on page 22 of our Form 10-K, the majority of the stores opened by international franchisees are either fresh shops or kiosks which garner franchise fees of $10,000 per store opening.

Furthermore, in some cases, after the end of the development period, if the franchisee would like to develop additional stores, a new development agreement is negotiated and executed. Management either requires the franchisee in such case to renew based on the fee structure summarized in the table above or considers other potential structures for these continuing franchisees based on negotiations. These negotiations sometimes result in all or portions of future development and/or franchisee fees being waived or reduced from the standard fees noted above in the original franchise agreement. Additionally, when stores are opened as a replacement or relocation of a closed store then development and franchise fees are typically waived on the new store opening.

During fiscal 2015, store openings for 5 factory stores, 58 fresh shops and 33 kiosks were related to international development and franchise agreements that had been extended based on the specific facts and circumstances of each franchisor’s development plans and history with the Company and resulted in waived or reduced fees. There were proportionally similar fee impacts in connection with stores opened in fiscal 2013 and fiscal 2014.

The effect of the aforementioned factors drove the lower development and franchise fee revenue recognized per store opened as compared to the standard franchise agreement terms.

Item 8 – Financial Statements and Supplementary Data

Notes to Financial Statements

Note 1 – Accounting Policies
Significant Accounting Policies

Revenue Recognition, page 80

2.	We understand development and initial franchise fees relating to new store openings are recognized when the store is opened at which time you have performed substantially all of the initial services you are required to provide. We also understand you have deferred franchise fee revenue as disclosed in Notes 10 and 12. Please tell us your consideration of disclosing the nature of all significant commitments and obligations resulting from franchise agreements that you have agreed to provide to franchisees and that have not yet been substantially performed in accordance with ASC 952-440-50-1. In addition, please confirm to us deferred franchise fees are related to unopened stores.

Response

With respect to the Staff’s second question within this comment, management confirms that the deferred franchise fee revenue disclosed in Notes 10 and 12 are related to unopened stores.

In response to the Staff’s first question, we acknowledge that ASC 952-440-50-1 requires disclosure of the nature of all significant commitments and obligations to franchisees by the Company resulting from franchise agreements that have not yet been substantially performed. Based on the nature of the description of the franchise revenue stream in Item 1. Business, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and in Note 1, we believed we had provided sufficient disclosure of the nature of the deferred franchise fee revenue. For example, on page 19, we noted that we provide onsite training and assistance to our franchisees prior to store opening.

However, in order to further clarify the nature of the commitments and obligations we have agreed to provide to franchisees, we will revise our revenue policy note disclosure in our future Form 10-K filings to include the following enhanced description, as underlined below.

Proposed Future Disclosure

REVENUE RECOGNITION. Revenue is recognized when there is a contract or other arrangement of sale; the sales price is fixed or determinable; title and the risks of ownership have been transferred to the customer; and collection of the receivable is reasonably assured. A summary of the revenue recognition policies for the Company’s business segments is as follows:

●

Company Stores revenue is derived from the sale of doughnuts and complementary products to on-premises and wholesale customers. Revenue is recognized at the time of delivery for on-premises sales. For wholesale sales, revenue is recognized either at the time of delivery, net of provisions for estimated product returns, or, with respect to those wholesale customers that take title to products purchased from the Company at the time those products are sold by the wholesale customer to consumers, simultaneously with such consumer purchases.

●

Domestic and International Franchise revenue is derived from development and initial franchise fees relating to new store openings and ongoing royalties charged to franchisees based on their sales. Development and franchise fees are recognized when the store is opened, at which time the Company has performed substantially all of the initial services it is required to provide and the Company has determined that the earnings process is complete. Development Fees are related to initial services such as training and assisting with store setup and are therefore deferred until store opening and recorded within current and noncurrent liabilities as deferred development fee revenue until that time (See Notes 10 and 12). Royalties are recognized in income as underlying franchisee sales occur unless there is significant uncertainty concerning the collectibility of such revenues, in which case royalty revenues are recognized when received.

●

KK Supply Chain revenue is derived from the sale of doughnut mix, other ingredients and supplies, and doughnut-making equipment. Revenues for the sale of doughnut mix and supplies are recognized upon delivery to the customer or, in the case of franchisees located outside North America, when the goods are loaded on the transport vessel at the U.S. port. Revenue for equipment sales and installation associated with new store openings is recognized at the store opening date. Revenue for equipment sales not associated with new store openings is recognized when the equipment is installed if the Company is responsible for the installation, and otherwise upon shipment of the equipment.

Note 11 – Credit Facilities and Lease Obligations

Lease Obligations, page 93

3.	Please tell us your consideration of disclosing a general description of your leasing arrangements, including build-to-suit leasing arrangements in accordance with ASC 840-10-50-2. In addition, regarding build-to-suit leasing arrangements please tell us (i) why you are considered the owner of leased stores during the construction period and why leasing arrangements entered into to date do not qualify for sale-leaseback accounting and (ii) why the land and building are considered separately for purposes of applying the criterion in ASC 840-10-25 citing references to authoritative guidance supporting your accounting.

Response

The Company entered into lease agreements with developers to construct stores on its behalf. During the construction period, the Company pays hard costs associated with the construction which are not reimbursed. These include hard costs associated with roofing, lighting, flooring, HVAC, and electrical. As a result of incurring these hard costs, which are not reimbursed, the Company is deemed to be the owner of the asset based on the guidance in ASC 840-40-55-44.

Due to the fact that the Company is deemed to be the owner during the construction period, we then evaluated the leasing transaction to determine if it qualifies for sale-leaseback accounting. We determined that the significance of the unreimbursed hard costs incurred by the Company represented non-recourse financing to the buyer/lessor. This non-recourse financing was deemed to be a prohibited form of continuing involvement in accordance with ASC 840-40-25-14 and therefore resulted in a transaction that does not qualify for sale-leaseback accounting. As disclosed, we have accounted for these transactions as financing arrangements.

The accounting described above relates specifically to the constructed building assets, which the Company is the accounting owner and records as a financing arrangement. The Company also considered that the lease arrangements included the right to use the land associated with the constructed store. The Company is not considered the owner of the land for accounting purposes and therefore bifurcated the lease payments between a land operating lease and the building financing obligation. Rent expense associated with the land is expensed during and after the construction period in accordance with ASC 840-20-25-11.

Based on the description of our leasing arrangements in Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations and in Note 11, we believed we had provided sufficient disclosure of the nature of these arrangements. However, in order to provide additional information regarding the nature of our leasing arrangements, we will revise our future Form 10-K filings to include the following disclosure in the notes to the financial statements.

Leases

The Company conducts some of its operations from leased facilities and leases certain equipment. Generally, these leases have initial terms of three to 20 years and a majority of the Company’s lease agreements provide renewal options. All third-party leases provide for specified monthly rental payments and require us to maintain the property and pay the cost of taxes and insurance. Rent expense for operating leases is recognized on a straight-line basis over the expected lease term, including cancelable option periods when it is deemed to be reasonably assured that we would incur an economic penalty for not exercising the options. Within the terms of some of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the rent holidays and escalations are reflected in rent expense on a straight-line basis over the expected lease term, including cancelable option periods when appropriate. The lease term commences on the date when we have the right to control the use of lease property, which can occur before rent payments are due under the terms of the lease.

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We are appreciative of the Staff’s comments and believe we have fully responded to them. However, if you have questions about our responses to your comments or require further explanation, please do not hesitate to call me at (336) 733-3867.

Sincerely,

KRISPY KREME DOUGHNUTS, INC.

By:	/s/ G. Price Cooper, IV
G. Price Cooper, IV
Chief Financial Officer

cc: Berry Epley, Chief Accounting Officer – Krispy Kreme Doughnuts, Inc.